

April 3, 2023

Ted Sharp
Chief Financial Officer
Timberline Resources Corp
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

> **Re: Timberline Resources Corp**
> **Form 10-K for the Fiscal Year ended September 30, 2022**
> **Filed December 29, 2022**
> **File No. 001-34055**

Dear Ted Sharp:

We have reviewed your March 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2023 letter.

Form 10-K for the Fiscal Year ended September 30, 2022

Description Of Properties, page 18

1. We understand from your responses to prior comments 1, 2, 3 and 4 that you intend to amend your annual report to address the concerns outlined in those comments, and that the amendment will include an updated Technical Report Summary as an exhibit, unless you decide to eliminate certain resource disclosures.

    Please submit the specific revisions that you propose and the draft Technical Report Summary for review in advance of filing your amendment and, to the extent that you are contemplating the alternative of removing disclosures, address each aspect of the referenced disclosure requirements that may apply in either case.

Please confirm that revisions to disclosures concerning your mineral properties and the Technical Report Summary will be based on information underlying or inherent within your mining plan as of the end of your fiscal year of September 30, 2022, and will not incorporate or reflect changes or information arising in subsequent periods.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 with any questions regarding comments on accounting matters, or Ken Schuler, Mining Engineer, at (202) 551-3718 with any questions regarding comments on the mineral property disclosures. You may contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation